Filed by Blockbuster Inc.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Hollywood Entertainment Corporation

(Registration No. 333-122485)

The following articles were published on March 11, 2005 and March 10, 2005, respectively. In addition, Blockbuster’s response to the Federal Trade Commission’s court action was posted on Blockbuster’s website.

This is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any exchange offer will be made only through a registration statement and related materials. In connection with the exchange offer, Blockbuster has filed a registration statement on Form S-4 (containing a prospectus) with the Securities and Exchange Commission. Investors and security holders of Hollywood are advised to read these disclosure materials (and any other disclosure materials filed with the Securities and Exchange Commission when they become available) because these materials contain important information. Investors and security holders may obtain a free copy of the disclosure materials and other documents filed by Blockbuster with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. The disclosure materials and other documents of Blockbuster may also be obtained from Blockbuster upon request by directing such request to Blockbuster’s Information Agent, Morrow & Co., Inc., 445 Park Avenue, 5th Floor, New York, NY 10022, E-mail: hollywood.info@morrow.com. Banks and brokerage firms please call: (800) 654-2468. Shareholders please call: (800) 607-0088. Noteholders please call: (800) 654-2468.

Video Business            03/11/2005

BIG BLUE BACK IN BLACK

UPDATE: Gets FTC review period extended

by: Paul Sweeting

MARCH 11 | WASHINGTON—Blockbuster Video aims to more than double spending on its online rental service in 2005 to continue its hot pursuit of market leader Netflix.

CEO John Antioco said in an earnings conference call last week that Blockbuster will spend $120 million this year on marketing and operational support for its online subscription business. The sum compares to $50 million spent in 2004.

“We are especially delighted with the rapid growth of our online business, which in just seven months has built a base of more than 750,000 subscribers,” Antioco said in discussing fourth quarter and yearly results. “Based on our initial success in this area, we are accelerating our investing in Blockbuster Online, with the goal of achieving more than 2 million subscribers by the first quarter of 2006.”

The added marketing spending means competition between Blockbuster and Netflix could grow even more heated in 2005. Since Blockbuster launched its service last August, the two have engaged in a fierce price war that has undercut profits at both companies.

Even as Blockbuster shifts resources into online, however, it continues its awkward legal waltz with federal regulators over the fate of its bricks-and-mortar business. Last week, the company struck a deal with the Federal Trade Commission to extend the agency’s review period for Blockbuster’s proposed acquisition of Hollywood Entertainment until March 21.

The 11th-hour deal averted a courtroom showdown over FTC claims that Blockbuster had failed to provide the agency with all the data it requested on the retailer’s pricing practices as part of its mandatory review of the proposed merger. On March 4, the FTC filed a complaint in federal district court here to try to bar Blockbuster from going ahead with its $14.50 a share hostile bid for Hollywood.

Blockbuster’s tender offer for the outstanding shares of Hollywood was slated to close on March 11, after what it expected would be the completion of the FTC’s 30-day review. But with the FTC threatening to restart the clock in early March, the deal for Hollywood could have been pushed back to at least early April.

Blockbuster now plans to close its offer for Hollywood shares on March 24.

“We reached an agreement with the FTC to extend the waiting period until March 21 to allow their economists to review the information we gave them, and we believe we will have an answer by that date,” Antioco said.

But it remains uncertain whether that answer will be the one Blockbuster is hoping for.

FTC officials would not comment on their investigation, but the substance of the complaint filed with the district court suggests regulators are looking closely at the likely impact that a merger between Hollywood and Blockbuster would have on rental prices in markets where the two compete head to head.

In 1999, the agency rejected a plan for Hollywood to become a franchisee of Blockbuster over similar concerns.

Blockbuster officials, however, point to the investment in online rentals and other changes in the retailer’s business model as evidence that concerns over local, in-store rental prices are misplaced.

“We just gave our customers a $400 million price cut with the elimination of late fees,” Blockbuster executive VP and general counsel Ed Stead said. “Show me where we’re raising prices.”

Officials also emphasized the growing importance of subscriptions to Blockbuster’s total revenue.

In addition to its 750,000 online customers, the company closed 2004 with 2.1 million in-store subscribers.

As for the earnings report, the company posted better-than-expected quarterly results, fueled by strong growth in its online rental business.

Quarterly profit was $900,000, compared with a $1.19 billion loss in the same period last year. Big Blue had taken a $1 billion non-cash charge for impaired goodwill in 2003’s final quarter.

In the latest quarter, net income totaled $12.3 million excluding non-cash charges for stock-based compensation.

Total revenue for the period jumped 6% to $1.72 billion.

Daily Variety via World Wide Web 03/10/2005

FTC extends vidtailer merger review

By PAUL SWEETING

WASHINGTON — Blockbuster and the Federal Trade Commission struck a deal Wednesday to extend the agency’s review of the vidtailer’s proposed acquisition of rival [Hollywood Video] until March 21.

The 11th-hour pact headed off a legal showdown but leaves hanging the ultimate question of whether the feds will approve Blockbuster’s $14.50-per-share hostile bid for Hollywood.

Proposed marriage raises antitrust concerns since it would unite the country’s two largest video rental chains

Last week, the FTC filed a complaint in federal district court charging Blockbuster with failing to provide information requested by the agency as part of the mandatory 30-day review period for proposed mergers.

The complaint sought to enjoin Blockbuster from proceeding with its hostile tender offer for Hollywood’s shares, which was slated to close Friday. A court hearing scheduled for today has been called off, and the closing date for the Hollywood deal has been pushed back to March 24.

If the FTC’s answer is favorable, Blockbuster will go ahead with its bid. If not, the two are likely to end up back in court.

“We believe in the merits of our argument, but if (the FTC doesn’t) then we look forward to a hearing on the merits,” Blockbuster CEO John Antioco told Daily Variety.

FTC officials had no comment.

Hollywood has already reached a friendly agreement to be bought by [Movie Gallery] for $13.25 a share.

The merger with [Movie Gallery] has been approved by the FTC and is awaiting endorsement by the Securities and Exchange Commission before going to Hollywood shareholders for a final vote. SEC approval could come at any time, which would likely be followed by a shareholder vote within 20 to 30 days.

Quarterly earnings

Also on Wednesday, Blockbuster announced its earnings for the last quarter. Company posted better-than-expected results, fueled by strong growth in its online rental business.

Total revenue for the quarter jumped 6.3% over the same period in 2003 to $1.72 billion.

Net income for the quarter was $900,000, including noncash charges for stock-based compensation. Excluding those charges, adjusted net income was $12.3 million, or 7¢ a share.

That reverses a huge loss in the same period last year of $1.19 billion, $6.57 a share, which included a $1 billion noncash charge for impaired good will. Excluding that charge, net income for fourth-quarter 2003 was $58.0 million, 32¢ a share.

For all of 2004, revenue grew 2.4% to $6.05 billion. Net loss for the year was a whopping $1.26 billion, including several significant noncash charges. Excluding those charges, adjusted net income was $138 million, compared with $267.8 million last year.

While in-store rentals continue to be soft, Antioco said Blockbuster Online subs have topped 750,000, well ahead of the company’s goal of 500,000 by the end of last year.

Company plans to spend $120 million to push online rentals in 2005, more than double the $50 million spent in 2004.

That’s certain to keep the heat on [Netflix], which has 2.6 million rental subs.

Shares of Blockbuster closed up more than 8% Wednesday to $9.44. [Netflix] shares were off 1% to $10.01.

The rapid shift from over-the-counter rentals to monthly subscriptions is causing some friction with the studios, Antioco noted.

“Clearly, with subscriptions, our revenue per customer goes up. But the average fee they pay per movie goes down. That’s the rub that we have to bridge with the studios,” Antioco said.

He added that higher overall rental revenue will benefit Blockbuster and the studios in the long run.

Blockbuster’s response to FTC’s Court Action

We remain committed to pursuing the acquisition of Hollywood Entertainment Corporation. The acquisition makes sense for our customers and our shareholders, and we will continue to press toward that end unless ordered to do otherwise by a court. We’re anxious to have a hearing on the merits of the acquisition before the FTC, and if necessary, a court because we are optimistic objective minds will recognize the realities of today’s market, a market with competition from mass merchants, online retailers, online subscription services, and premium cable and satellite companies. The strength of competition from these and other alternatives, such as video-on-demand and computer downloading, will increase significantly in the immediate future as the telcos and others enter the business.

We view the Federal Trade Commission’s court action filed on Friday March 4, 2005 as a diversionary tactic by the FTC staff intended to forestall any hearing on the merits. The FTC staff appears to be struggling with how to analyze the merger in today’s changed environment so they seek delay. We have given the FTC staff many ways to analyze the data but they do not appear to recognize that time is critical and that we do not have the luxury of delay.

It is important to note that the FTC’s action is not a challenge to the merits of our acquisition of Hollywood. Rather, the FTC is basically saying that they want more time to review the transaction. The FTC points to two inadvertent errors regarding computerized data as a basis for seeking more time. One error concerns a programming error on a spreadsheet and the other error concerns the ability of the FTC to access data on a CD-ROM. As soon as the FTC informed us of their concerns, we corrected the errors. We have provided them with all the information they requested. The FTC has had more than enough time to analyze this transaction. Indeed, our own economists have been working with the same data and time constraints as the FTC and they have had sufficient time to perform all necessary analyses. We are not interested in allowing anything to prolong the process. We have given the FTC everything they have asked of us and as always are happy to give them whatever they need.

Blockbuster’s proposed acquisition of Hollywood is part of a strategy to accelerate its plans to bring its expanded array of offerings to more consumers and to compete more effectively in the challenging, changing home entertainment marketplace. As you can see, from our recent price reduction this is a new environment and the Hollywood Entertainment Corporation acquisition will give us more points of distribution for all of our services. One way or another, we would like to reach a decision on the merits as soon as possible and are driving toward that goal. Blockbuster hopes that the FTC acts quickly to review the merits of this transaction and to preserve the competitive and consumer interests that will be enhanced with Blockbuster’s acquisition of Hollywood.

We believe we are in the right. We’re hopeful we can have a full hearing on the merits of the transaction before the Hollywood shareholder meeting and that the shareholders of Hollywood will have an opportunity to vote on the merits of the respective offers of Blockbuster and Movie Gallery without regulatory interference.

This statement contains forward-looking statements relating to Blockbuster’s proposed acquisition of Hollywood Entertainment Corporation. Specific forward-looking statements relate to (i) the changing competitive environment in which Blockbuster operates; (ii) anticipated benefits of the proposed acquisition on Blockbuster’s operations; and (iii) anticipated benefits to competitive and consumer interests that could result from the proposed acquisition. These forward-looking statements are based on Blockbuster’s current intent, expectations, estimates and projections and are not guarantees of future performance. These statements involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. In addition, some factors are beyond Blockbuster’s control, including the possible consummation of the announced merger between Hollywood and Movie Gallery, Inc. Therefore, Blockbuster can give no assurance that the proposed transaction will be completed. Other factors that could cause actual results to differ materially from the statements made herein include, among others: (i) the satisfaction or waiver by Blockbuster of any or all of the conditions to Blockbuster’s exchange offer for all of the shares of Hollywood’s outstanding common stock and/or Blockbuster’s tender offer for Hollywood’s outstanding 9.625% Senior Subordinated Notes due 2011; (ii) Blockbuster’s ability to provide the necessary information and to take such actions as are necessary to comply with the Federal Trade Commission’s requests of it and to clear the Hart-Scott-Rodino process with respect to the exchange offer for Hollywood common stock; (iii) Blockbuster’s and Hollywood’s ability to receive any and all other necessary approvals, including any other necessary governmental or regulatory approvals and the approval of the respective Boards of Directors and stockholders, if applicable; (iv) Blockbuster’s ability to close the financings necessary for the proposed exchange offer for Hollywood common stock and tender offer; and (v) other factors as described in filings with the Securities and Exchange Commission, including the detailed factors discussed under the headings “Risk Factors” in Blockbuster’s prospectus included in its registration statement on Form S-4 as filed with the Securities and Exchange Commission on Feb. 2, 2005, “Cautionary Statements” in Blockbuster’s annual report on Form 10-K for the fiscal year ended Dec. 31, 2003 and “Disclosure Regarding Forward-Looking Information” in Blockbuster’s quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2004.